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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46655

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New York Life Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Hudson Street
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marta Hansen   201-685-6215
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Marta Hansen _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
New York Life Distributors LLC _____ , as
of December 31 _____ , 20 18 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



MIRANDA N. NEWSOME
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50065807
My Commission Expires 8/15/2022

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NYLIFE Distributors LLC

(An affiliate of New York Life Insurance Company)

Statement of Financial Condition

December 31, 2018

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Index
December 31, 2018

(In Thousands)



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of NYLIFE Distributors LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of NYLIFE Distributors LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2019

We have served as the Company's auditor since at least 2001. We have not determined the specific year we began serving as auditor of the Company.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2018

(In Thousands)

Assets

Cash and cash equivalents	$	19,604
Investments in affiliated mutual funds - at fair value		20,752
Receivable from affiliated mutual funds		9,871
Receivable from unaffiliated mutual funds		68
Receivable from affiliates		1,523
Other assets		1,024
Deferred distribution costs, net of accumulated amortization of $10,755		4,644
Total assets	$	57,486

Liabilities and Member's Equity

Payable to affiliates	$	10,666
Accounts payable and accrued liabilities		9,447
Federal income taxes payable to New York Life Insurance Company		457
Deferred income taxes payable to NYLIC, net		615
Total liabilities		21,185
Member's equity		36,301
Total liabilities and member's equity	$	57,486

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2018

(In Thousands)

1. Organization and Business

NYLIFE Distributors LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of New York Life Investment Management Holdings LLC ("Holdings"), which is a wholly owned subsidiary of New York Life Insurance Company ("NYLIC"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of the Securities Investor Protection Corporation as a requirement of its membership with FINRA.

The Company acts as principal underwriter and agent for the distribution and sale of shares of a number of affiliated mutual funds including The MainStay Funds, MainStay VP Funds Trust, the MainStay Funds Trust and unaffiliated funds. It also serves in a similar capacity with regard to variable life and annuity contracts issued by an affiliated insurance company. The Company does not carry customer accounts or effect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 in accordance with Section (k)(1).

The Company earns distribution and/or service fees, redemption fees, and concessions, pursuant to the terms of various agreements with several affiliated mutual funds including, The MainStay Funds, and the MainStay VP Funds Trust (the "VP Funds"). As distributor of these funds, the Company has entered into agreements under which certain funds have adopted Plans of Distribution (the "12b-1 Plans") pursuant to Rule 12b-1 under the Investment Company Act of 1940. The 12b-1 Plans are required to be approved annually by Trustees of the funds and are created based on FINRA and SEC rules.

2. Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

A summary of significant accounting policies is included in Note 3 – Summary of Significant Accounting Policies.

3. Summary of Significant Accounting Policies

Use of Estimates
The preparation of the Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could materially differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include short-term U.S. Treasury bills with an original maturity of less than 90 days at the time of purchase. Cash equivalents are discussed in Note 5 – Fair Value Measurements.

Investments
The Company's investments in affiliated mutual funds are carried at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Shares of affiliated mutual funds are valued at the closing quoted price, which represent the net asset value of shares held by the Company at year end.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2018

(In Thousands)

Purchases and sales of securities are recorded on trade date. For a discussion on valuation methods, refer to Note 5 – Fair Value Measurements. The Company holds these investments long term and does not turn over the shares in these portfolios. The Company uses such securities as investment vehicles for its excess capital.

Deferred Distribution Costs
Commissions paid to financial intermediaries in connection with the sales of shares of Class B and Class C affiliated mutual funds are capitalized as deferred distribution costs, and amortized on a straight-line basis over a six, four, or one-year period, representing the periods during which commissions are generally recovered from redemption fees or Contingent Deferred Sales Charges ("CDSC") and 12b-1 fees. Class B shares are no longer available to new shareholders but are still available to current shareholders. The deferred distribution costs were evaluated for recoverability at December 31, 2018. The Company's analysis indicated that no impairment had occurred, and as a result, no change to the carrying amount was required. Deferral of the sales commissions are included in Deferred distribution costs in the accompanying Statement of Financial Condition.

Other Assets
Other assets consist primarily of payments made to FINRA for registered representative licensing fees and prepaid commissions with the Company's Administrator, Boston Financial Data Services.

Income Taxes
For U.S. federal income tax purposes, the Company is treated as a limited liability company whose federal taxable income or loss flows through NYLIC, and is included in the group's U.S. federal consolidated income tax return. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that the Company computes its income tax provision or benefit, in general, on a separate company basis and may, where applicable, include the tax benefits of operating or capital losses utilizable in NYLIC's consolidated returns. Intercompany tax balances are generally settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years.

State and local tax returns are generally filed separately. In those cases where the Company's results are included with NYLIC's state tax filings, the Company is charged or credited for state taxes paid by NYLIC only to the extent that the Company's income/loss increases or reduces NYLIC's state tax liability. However, in years where NYLIC's own income level requires it to pay a flat state tax and the Company's income/loss does not affect NYLIC's state tax liability, no state tax liability or benefit is allocated to the Company pursuant to the tax allocation agreement.

Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income taxes are generally recognized based on enacted tax rates, and a valuation allowance is recorded if it is more likely than not any portion of the deferred tax asset will not be realized.

In accordance with the authoritative guidance related to income taxes, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate tax authorities before any part of the benefit can be recorded in the Statement of Financial Condition. The amount of tax benefit recognized for an uncertain tax position is the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. Unrecognized tax benefits are included within other liabilities and are charged to earnings in the

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2018

(In Thousands)

period that such determination is made. The Company classifies interest and penalties related to tax uncertainties as income tax expense.

Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnification provisions. The Company's maximum exposure under these arrangements is unknown and includes potential future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote. As of December 31, 2018, there have been no liabilities related to guarantees or any payouts made related to such guarantees.

4. Business Risks and Uncertainties

Volatile markets may adversely affect sales of affiliated mutual funds and cause potential purchasers of the funds to refrain from new or additional investments and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Revenues of the Company are to a large extent based on fees related to the value of shareholder investments in affiliated mutual funds. Consequently, poor market performance may impact fee revenues and could impact the carrying value of certain assets.

The Company relies on technology systems and solutions to conduct business and to retain, store and manage confidential information. The failure of the Company's technology systems and solutions, or those of a third-party, for any reason has the potential to disrupt its operations, result in the loss of customer business, damage the Company's reputation, and expose the Company to litigation and regulatory action, all of which could adversely impact its profitability.

The Company is subject to concentration credit risk when its cash deposits at a financial institution exceed the Federal Deposit Insurance Corporation ("FDIC") insurance of $250. At December 31, 2018 the Company had $7,354 in deposits in excess of the FDIC insured limit.

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's assets and liabilities recorded at fair value are measured and classified in accordance with a fair value hierarchy consisting of three levels based on the observability of the inputs used in measuring the fair value. The level is determined based on the lowest level input that is significant to the fair value measurement.

The three levels of the fair value hierarchy based on the inputs to the valuation are as follows:

Level 1   Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. Active markets are defined as markets in which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2   Fair value is based on observable inputs, other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations are generally obtained from third-party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2018

(In Thousands)

Level 3   Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability.

Determination of Fair Values

The Company has an established process for determining fair value. Security pricing is applied using a hierarchy approach whereby publicly available prices are first sought from third-party pricing services. The Company has investments in affiliated mutual funds which are priced daily with a publicly available quoted price.

The following table represents the balances of assets measured at fair value on a recurring basis as of December 31, 2018:

	Quoted Prices in Active Markets for Identical Assets Level 1		Significant Observable Inputs Level 2		Significant Unobservable Inputs Level 3		Total	
Affiliated mutual funds*	$	20,752	$	-	$	-	$	20,752
Cash Equivalents	$	-	$	12,000	$	-	$	12,000
Total assets accounted for at fair value on a recurring basis	$	20,752	$	12,000	$	-	$	32,752

The Company does not hold any assets for which the NAV per share is used as a practical expedient and for which the fair value hiearchy would not apply.

The following is a description of the valuation methodologies used to determine the fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Affiliated Mutual Funds
Mutual Funds are classified as Level 1. The Company has investments in affiliated mutual funds which are priced daily with a publicly available quoted price.

Cash Equivalents
As of December 31, 2018, cash equivalents include U.S. Treasury bills. These instruments are classified as Level 2 because they are generally not traded in active markets, however, their fair value is based on observable inputs. The prices are either obtained from a pricing vendor, or amortized cost is used as the carrying value approximates fair value.

Transfers Between Levels
During the year ended December 31, 2018, there were no transfers between Levels 1 and 2. There were no Level 3 assets or liabilities during the year and no transfers into or out of Level 3 during the year. These transfers are assessed at the end of each year.

Non-recurring Fair Value Measurements
The Company may be required, from time to time, to measure certain other assets at fair value on a non-recurring basis in accordance with GAAP. At December 31, 2018, the Company did not have any assets measured at fair value on a non-recurring basis.

6. Related Party Transactions

The Company continues to be dependent on funding from Holdings to finance its various operations. Funds received have been recorded as Capital contributions on the Statement of Changes in Member's Equity. A 12-month capital contribution commitment in the amount of $70,000 was approved by New York Life Insurance Company, being the

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2018

(In Thousands)

Sole Member of New York Life Management Holdings LLC, on December 11, 2018 covering the period from March 1, 2019 through February 28, 2020.

The Company is party to service agreements with NYLIC and New York Life Investment Management LLC ("NYL Investments"), a wholly owned subsidiary of Holdings, whereby NYLIC and NYL Investments provide services, including personnel, office, legal, accounting, administrative and other services for which the Company is charged. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable and (b) allocation of costs incurred by NYLIC or NYL Investments developed principally through analyses of time spent on matters relating to the Company. Accrued expenses associated with these agreements were $5,078 and are included in Payable to affiliates in the accompanying Statement of Financial Condition.

The Company earns distribution, service and redemption fees, which are described below, pursuant to the terms of various agreements with several affiliated mutual funds including The MainStay Funds, MainStay VP Funds Trust (the "VP Funds"), MainStay Funds Trust, and unaffiliated funds. As distributor of the VP Funds, the Company has entered into various agreements under which certain Funds have adopted Plans of Distribution (the "Plans") pursuant to Rule 12b-1 under the Investment Company Act of 1940. The Plans are required to be approved annually by Trustees of the funds.

The Company receives a distribution fee at either an annualized rate of 0.75% or 0.25% of the monthly average daily net asset value of certain share classes of certain funds under each of the Plans. At December 31, 2018, amounts receivable under these agreements were $2,104 are included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

The Company also receives a service fee at the annualized rate of 0.25% of the monthly average daily net assets of certain share classes of certain mutual funds as compensation for services rendered to fund shareholders and the maintenance of shareholder accounts. At December 31, 2018, amounts receivable under these agreements were $4,047 and are included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

The Company receives an initial sales charge on sales of certain fund shares subject to rates that decline from 5.5% to 0% of the offering price depending on the size of the investment. These rates are specified in the prospectus at the time of sale. At December 31, 2018, amounts receivable under these agreements were $0.

The Company has a variable product distribution agreement with New York Life Insurance Company and Annuity Corporation ("NYLIAC"), an indirect wholly owned insurance company subsidiary of NYLIC, granting Distributors the exclusive right to distribute and to be the underwriter and/or agent of the Company's variable product policies. The Company receives a service fee at the annualized rate of 0.25% of the monthly average daily net assets of the VP Funds. The VP Funds are an investment option for certain variable annuity and variable life insurance products issued by NYLIAC.

Pursuant to a service agreement, the Company pays service fees to NYLIAC for servicing shareholder accounts. At December 31, 2018, the amounts receivable from affiliated mutual funds for service fees income and service fees expense payable to NYLIAC were $3,574 in the accompanying Statement of Financial Condition.

In connection with agreements with certain financial intermediaries, the Company receives from NYLIM Services, a fee attributable to that portion of the administrative and support fees charged to the funds by NYLIM Services, which are related to the portion of such administrative services provided by the financial intermediaries. The Company in connection with these agreements recorded a receivable of $682 at December 31, 2018, which is included in Receivable from affiliates on the accompanying Statement of Financial Condition.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2018

(In Thousands)

In accordance with the terms of agreements with MacKay Shields LLC ("MacKay") and affiliates, the Company pays for support and consulting services regarding the introduction of assets to be managed by either an affiliated or unaffiliated investment management company and receives marketing support services. At December 31, 2018, the Company recorded a receivable from MacKay for $841 and is included in Receivable from affiliates.

NYLIFE Securities LLC ("Securities"), an affiliate, and the Company entered into a soliciting dealer agreement whereby the Company receives concession revenue and pays Securities a commission for sales of the Funds' shares by registered representatives of Securities. For the year ended December 31, 2018, the Company recorded a payable for commissions for $2,014 included in payable to affiliates in the accompanying Statement of Financial Condition. At December 31, 2018, the Company capitalized commissions on Class B and C shares, net of accumulated amortization in the accompanying Statement of Financial Condition.

A summary of the components of the related party transactions for the year ended December 31, 2018, included in the accompanying Statement of Financial Condition are as follows:

Payable to affiliates

New York Life Investments Management LLC		$	4,711
New York Life Insurance and Annuity Corporation		$	3,574
NYLIFE Securities LLC		$	2,014
New York Life Insurance Company		$	367
	Total	$	10,666

Receivable from affiliates

MainStay Funds		$	9,871
NYLIM Service Company		$	682
MacKay Shields LLC		$	841
	Total	$	11,394

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2018

(In Thousands)

7. Taxes

Pursuant to the tax allocation agreement (see Note 3 – Summary of Significant Accounting Policies), as of December 31, 2018 the Company recorded a net income tax payable to NYLIC of $457.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for the Statement of Financial Condition and tax purposes. The Company's management has concluded that the deferred tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

The components of the net deferred tax asset / (liability) reported as of December 31, 2018 are attributable to the following temporary differences:

	2018	
Deferred tax assets		
Unrealized investment losses	$	49
Gross Deferred tax asset	$	49
Deferred tax liabilities		
Deferred distribution costs - Class B Shares	$	(664)
Gross deferred tax liability	$	(664)
Net deferred income tax asset / (liability)	$	(615)

As of December 31, 2018, the Company has no federal net operating or capital loss carryforwards.

As a member of NYLIC's consolidated group, the Company's federal income tax returns are routinely audited by the Internal Revenue Service. The IRS has completed audits through 2010 and tax years 2011 through 2013 are currently under examination with the IRS. There were no material effects on the Company's Statement of Financial Condition as a result of these audits.

The Company did not have any uncertain tax positions as of December 31, 2018.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions or $250. At December 31, 2018, the Company had net capital, as defined under such rules, of $21,522 which was $21,272 in excess of its required net capital of $250.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2018

(In Thousands)

9. **Commitments or Contingencies**

Commitments and contingencies were evaluated through February 28, 2019, the date the Statement of Financial Condition was available to be issued. The Company has concluded that there are no commitments or contingencies events requiring disclosure.

10. **Subsequent Events**

Subsequent events were evaluated through February 28, 2019, the date the Statement of Financial Condition was available to be issued. The Company received a capital contribution on February 25, 2019 in the amount of $15,000. The Company continues to be dependent on funding from Holdings to finance its various operations.